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                                                              EXHIBIT (a)(1)(iv)

        FORM OF LETTER/EMAIL CONFIRMING RECEIPT OF LETTER OF TRANSMITTAL
                            [RUSS BERRIE LETTERHEAD]

Date: [            ], 2004

Dear [            ]:

This message confirms that we have received your Letter of Transmittal. Upon the terms and subject to the conditions of the Offer to Purchase Specified Options and your Letter of Transmittal, if your Letter of Transmittal is properly completed, we will accept your Options elected for tender at 5:01 P.M., Eastern Time on June 29, 2004, unless the Offer to Purchase Specified Options is extended, in which case we will accept your Options shortly following the expiration of the extended period. Unless you withdraw your elected Options in accordance with the provisions of the Offer to Purchase Specified Options before this time (or, if this Offer to Purchase Specified Options is extended, before the new expiration time), we will cancel all Options that you have properly elected to tender and not validly withdrawn. If you do not withdraw your tendered Options and we accept your tendered Options for payment, shortly following the expiration of the Offer to Purchase Specified Options we will confirm that your tendered Options have been accepted for payment and will be cancelled and we will pay you the purchase price less applicable withholdings in exchange for the Options we cancel, subject to your continued employment through the expiration date and/or the other applicable terms and conditions of the Offer to Purchase Specified Options.

If you have any questions, please contact Arnold Bloom, Vice President and General Counsel (extension 7373), Eva Goldenberg, Vice President - Human Resources (extension 7392) or John Wille, Vice President and CFO (extension
7340) at (800) 631-8465.

Thank you.

                                       Sincerely,

                                       ______________________________________